Filed Pursuant to Rule 433

Registration No. 333-143141

May 23, 2007

BROADRIDGE FINANCIAL SOLUTIONS, INC.

Pricing Term Sheet

Issuer:	Broadridge Financial Solutions, Inc.
Security:	6.125% Senior Notes due 2017
Principal Amount:	$250,000,000
Maturity:	June 1, 2017
Coupon:	6.125%
Issue Price:	99.073%
Yield to maturity:	6.251%
Spread to Benchmark Treasury:	1.400%
Benchmark Treasury:	4.500% due May 2017
Benchmark Treasury Yield:	4.851%
Interest Payment Dates:	June 1 and December 1, commencing December 1, 2007
Make-Whole Redemption:	At any time at a discount rate of U.S. Treasury plus 25 basis points
Settlement Date:	T+3; May 29, 2007
Anticipated Ratings:	Moody’s: Baa2 / S&P: BBB-
CUSIP:	11133T AA1
Joint Book-Running Managers:	Citigroup Global Markets Inc. and J.P. Morgan Securities Inc.

A rating reflects only the view of a rating agency and is not a recommendation to buy, sell or hold the Securities. Any rating can be revised upward or downward or withdrawn at any time by a rating agency, if it decides that circumstances warrant that change.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling (1) Citigroup Global Markets Inc. at 877-858-5407 or (2) J.P. Morgan Securities Inc. collect at 212-834-4533.